

**The First Music
Stock Market**



Substantial Growth in Music Revenue

Fig 6   Global recorded music to double in ten years



Recorded revenues roller-coster: from $40bn in 1999, to $15bn in 2015 and back to $30bn by 2025E

Legend: ■ Streaming   ■ Download and other   ■ Physical   — streaming as % of total

Source: Company data, Macquarie Research, November 2016

MARKET OPPORTUNITY

Even though the industry saw its first increase in recorded music revenue in years, record labels and bands are still trying to find unique ways to finance new recordings and succeed in this new music economy.

Fans are also looking for more ways to engage and support the bands they love, but are limited to crowdfunding-style campaigns (e.g., Kickstarter, PledgeMusic) and a new platform Patreon.

SongVest is focused on helping record labels, bands and fans work together:

Record Labels
- Seeking creative ways to increase fan base and market share
- Engaging fans beyond tangible perks, where they can help sell and stream more
- Looking for financial options: financing and advances

Fans & Investors
- Desire to support bands beyond just pledging funds and "meet and greets"
- Want to help bands achieve their goals
- Fans already love crowdfunding and want to take it to the next level
- New sites like Patreon validate fans will pay for more engagement
- Investors are looking for alternative investments not correlated to the market



Solution



Bands & Record Labels

transparent marketplace

Fans / Investors



World's first online securitized marketplace where the general public can buy and sell shares of music royalties

SONGVEST

CURRENT ADDRESSABLE MARKET



$16B+

Total global recorded music revenue*

5K+ US Record Labels
20K+ album releases yearly

Music royalties are paid to artists, songwriters, record labels, publishers, producers and more

Record Label income includes:

- Streaming – Music & Video
- Physical Sales (CD, DVD, vinyl)
- Downloads
- Television & Film (Synchronization)
- "360 Deals" that include all sources of artist/band income



SONGVEST

* Projected to increase to $41 billion by 2030, per Goldman Sachs Analyst Lisa Yang

Royalty Investment Evolution

(Old) Advances – Catalog Sales – Label Financing

- Time limits on advances (e.g., 24 months)
- Catalog Sales by industry insiders
- Label financing through private investors

(New) Royalty Exchange & Crowdfunding

- Allows the selling of future royalty streams to one investor
- Crowdfunding to support new recordings (some tangible benefits, but no investment model)

(Now) SongVest – The Stock Market of Music

- Multiple album royalties are bundled into an IPO offering
- Fans now own a SEC-approved security that earns dividends through the success of recordings they helped finance (bi-annual payments)
- These securities are the equivalent of owning shares in public companies, where they can be openly traded via OTC
- Fans also act as a "street team" to assist in promoting new music releases through a variety of platforms.

SONGVEST

SongVest Platform



IPO Platform

- Shares of album offerings are posted and sold to fans and investors
- Reverse auction model can increase value

Music Dashboard and Trading

- Fans come back to check on their investments success and buy and trade other royalty shares
- "Sticky" site with wide range of analytics and information about the bands and albums

Fan Engagement Platform

- Social connections for investors to share their ownership across all social platforms
- Record Labels can engage investors via multiple channels with ways to increase sales & streaming



SongVest Offering

Record Labels & Bands

- One or more albums bundled with others into a portfolio for an IPO offering
- Each album has set royalty rate payable over a set period of time for a specific offering amount
- Royalties can be based on all types of income, streaming, physical and download sales etc., usually as a % or $ per unit or stream of revenue

Offering

- Offering amounts for all the albums in a bundle are totaled
- Offering = Offering total + Security Expenses + SongVest %
- Shares are sold at a range of $10 to $20
- Security expenses are the cost of putting together and selling the offering
- **SongVest takes 20% of the total IPO proceeds** to fund co-promotion/marketing activities and to fund business operations
- Record Labels receive the balance (80%) to support future recordings for those artists in the bundle, and their business operations

Fans/Investors

- Bid on shares via a "Dutch"-style, reverse auction process
- Transaction closing occurs via Folio Investment website (will be white labeled)
- Receive bi-annual dividend payments **(less a 20% SongVest fee)** based upon share ownership
- Trade shares via OTC or similar platform

SONGVEST

HOW IT WORKS

(Think...PledgeMusic + eTrade for Music Royalties)

   

Royalty Agreement



SongVest signs royalty agreement with an artist or label to pay a % or per unit amount for album sales and streams. This is for a set period of time, usually 3-6 yrs.

Offering
Multiple Albums

   

We bundle multiple albums together into an IPO. That IPO is then marketed to the fans of the artists in the bundle as well as SongVest investors.

IPO
Sold to Fans



The IPO is held on the SongVest site where we sell shares to fans for as low as $20. They are sold at auction so the share price could go higher.

Dividends
Paid to Investors





Twice a year, royalties for all the albums in the IPO are collected and then dispersed to the shareholders as dividends.

SongVest Offering – Key Points

Record Labels

- Accelerate access to capital for purposes such as album funding
- Not giving up any equity ownership or other costs to access financing
- Utilize SongVest platform to engage fans/investors in marketing/promoting new music releases
- Pay a % or per unit royalty based on sales, downloads and streams as defined in the royalty agreement

Artists/Bands/Songwriters

- Accelerate access to royalties by recouping the record label advance faster
- Utilize SongVest platform to engage fans/investors in marketing/promoting new music releases

Fans/Investors

- Receive SongVest non-voting preferred stock shares in the offering
- Receive dividend income (bi-annually)
- Trade via OTC or other platform for potential share price appreciation
- Utilize the SongVest platform to help promote albums and potentially increase sales or streams of the album

SONGVEST

Sample Value Proposition

Single Album Offering

– Offering sells for $50K*

– Projected Album Royalties paid to investors = $50K

Record Labels

– Ability to accelerate revenue immediately

   • Traditionally, revenue generation is at least six months out once an album is released

– Potential future profit center

   • If actual paid out royalties are $40K then a profit of $10K to continue to support artist roster

– De-risk revenue so you know what you will collect

   • Total royalties paid out is just an estimate, could be less or more per the previous bullet point

Fans/Investors

– A way to help fund the future recordings of artists/bands they support

– Receive a share of the royalties generated by recorded music releases

– Can potentially increase royalties by helping the promote the music to increase sales and streaming

– Can generate additional investment returns by buying and selling SongVest shares as bands go up and down in popularity



* Assumes no expenses or fees to make it easy to understand

Revenue Model & Projections

IPO Expenses

- We are allowed to remove IPO expenses as a separate item
- This will be higher the first 6 months then trail off to fixed fees as we work out the repeatable model

IPO Fee

- We charge an IPO service fee of 20%, the proceeds of which will be paid to SongVest by Folio
- This would be high if we were just a marketplace selling an asset, but we are doing much more
- This covers our marketing platform (website, social media activity, overall digital marketing strategy) to continuously engage fans to help drive more sales and streams

Service Fee

- We charge 20% of the royalties paid to SongVest by the record label to cover ongoing security costs, the marketing platform, and other operating expenses

Revenue Projections

- We anticipate being able to close at least 12 offerings over the next 12-18 months
- This equates to over $1m in revenue ranging from $250K-$500K offerings



Go-to-Market Strategy

Record Labels

- There is a known amount of over 5,000+ independent record labels in the US
- We have various direct means to personally engage the best targets

VP of Sales

- We are currently interviewing several top executives from the music industry to lead the sales effort
- We expect that the VP of Sales alone can accomplish the targeted deal amount for the next 12-18 months, with our founders capable of signing the initial IPO(s) through their existing network and marketing/sales efforts.
- If inbound sales volume increases we will look at add inside sales staff

Fans

- Sean Daley (CMO) is the former CMO for Royalty Exchange and has an extensive background in digital marketing
- Fans will initially come to the platform via record label and band support, as well as our initial marketing strategy driving them to our website.



Current Status

First Comments back from SEC
- Looks positive, only some clarification points

Loud and Proud is our projected launch label
- Tom Lipsky runs a legacy rock label
- We currently bundling 3–5 top bands from his label for an initial $____ offering at launch
- Has worked with legends such as Lynyrd Skynyrd, Rush, Sammy Hagar, Meat Loaf and more

Demand Generation
- PR started in November
- Joined A2IM, a leading independent record label association that will promote SongVest through its "Member Spotlights" platform



Use of Funds up to $1m

12 months of operating capital

- Finish SEC response to obtain final approval
  - $75K of additional legal and securities expenses
- Build out of the SongVest website
  - Reverse auction model
  - White label integration with Folio
  - Fan marketing portal for social engagement
- PR and Marketing to Record Labels
- Hire VP of Sales
- Funds for co-marketing/promotion of initial releases



COMPETITION

DIRECT COMPETITION



- Allows fans to invest in new or legacy royalty streams
- App based application
- Utilizing ICO, and digital coins that the SEC has not approved
- High risk of SEC either shutting them down, or having to go through the regulatory process for SEC approval



Marketplace for all royalties

- One buyer/One seller model currently
- SongVest's model widens the buyer and seller base exponentially
- Hard to scale because sellers normally need financial event to want to sell

CONTIGUOUS COMPETITION



Royalty advances for songwriters



Royalty advances for songwriters



Royalty Fund using Reg A+ to raise capital



Why We Will Win

- **This is our second go around with Music Royalty Funding**
  - CEO started Royalty Exchange, the first music royalty marketplace and sold it in 2015
  - CEO, CMO and General Counsel all launched Royalty Exchange
  - Leveraging the best of what worked at Royalty Exchange
- **Hire top industry insider**
  - VP of Sales must be a top level mover in the independent label scene
  - We will drive thought leadership across the industry through our our advisory board
- **Fan Engagement Platform**
  - Building and continuously innovating will keep us ahead of the competition
- **Lock in top record labels**
  - Working on industry backing through A2IM and others
- **Market leader**
  - This is a game changer for record label funding, as well as fan engagement and their investment that supports the artists they love



Why Now?

A multitude of events are creating a unique opportunity

- **Record Labels**
  - Looking for new ways to raise investment capital
  - Seeking new channels to engage fans to increase sales & streams
  - Forwarding revenue allows for faster growth
- **Fans**
  - Used to Kickstarter/PledgeMusic types of fund raises
  - Should be able to easily transition into "real" investments
- **SongVest Model**
  - Regulation A+ allows for general public investors

SONGVEST

Management Team



Sean Peace
CEO/Founder

Started several companies including the first two companies to sell music royalties, with the last one being Royalty Exchange that he exited in 2015.



Roy D'Souza
COO/Founder

Former Managing Director at Ocean Tomo and practice leader focused on valuations of intangible assets/intellectual property for investment and transaction support purposes



SEAN DALEY
CMO/Founder

Former VP of Marketing for Royalty Exchange that grew the company's investor base from zero to over 15K in just a year and a half. Has substantial digital marketing experience.



Dave Bull
VP/General Counsel

Former VP/GC at Royalty Exchange who worked closely with law firm WilmerHale to create the first ABS model for selling fractional royalty shares



Support Team

(see following slides)

- Advisory Board
- CrowdCheck
- *VIA* Folio



Active Advisory Board

The Advisory Board will be actively involved in the company by playing a key advocacy role for the model and sourcing deals



Jeff McClusky
Industry Veteran

CEO/Founder of JMA, Jeff has played a pivotal role in the exposure of music and contemporary recording artists for over 35 years. He will be key in working with our VP of Sales to source music assets and assist in all aspects of promotion.



Tom Lipsky
Industry Veteran

CEO/Founder of Loud and Proud Records, Tom has started and ran several record labels and has worked with the likes of Kiss, Rush, Ringo Starr, Lynyrd Skynyrd and more. Tom has worked with Sean before and will be a key in sourcing music assets.



SONGVEST



Sarah Hanks

- Sara Hanks, co-founder and CEO of CrowdCheck, is an attorney with over 30 years of experience in the corporate and securities field. Sara brings a wealth of legal expertise in securities law and start-ups to the emerging marketplace for crowdfunding and online capital formation. CrowdCheck provides due diligence, disclosure and compliance services for online capital formation, helping investors get the information they need to avoid fraud and make informed investment decisions, and helping entrepreneurs and intermediaries avoid liability.

- Her position prior to founding CrowdCheck was General Counsel of the bipartisan Congressional Oversight Panel, the overseer of the Troubled Asset Relief Program (TARP), chaired by now-Senator Elizabeth Warren. At the Congressional Oversight Panel, Sara spent 18 months on Capitol Hill investigating the implementation and consequences of the TARP in depth. She examined the government's intervention in the automotive companies, the execution of the banking "stress tests," the rescue of AIG, and the international aspects of the financial crisis.

- Sara began her legal career in the London office of Norton Rose Fulbright. She later joined the Division of Corporation Finance of the Securities and Exchange Commission and as Chief of the Office of International Corporate Finance led the team drafting the regulations that put into place a new generation of rules governing the capital-raising process and the way in which non-U.S. companies accessed the U.S. capital markets.

- In 1990, Sara joined returned to private practice at one of the law firms that became Clifford Chance, and in 2002, was elected to the first of three terms on the firm's Partnership Council. During two of those terms, she served on the firm's Audit Committee. While at Clifford Chance, she advised on capital markets transactions and corporate matters for companies throughout Asia, Africa, Europe and Latin America.

- Sara received her law degree from Oxford University and is a member of the New York and DC bars and a Solicitor of the Supreme Court of England and Wales. Sara is a member of the Steering Committee of the Corporation, Finance and Securities Section of the DC Bar, the Vice-Chair of the International Securities SubCommitte of the ABA Business Law Section and Co-Chair of the SEC Advisory Committee on Small and Emerging Companies. She holds a Series 65 securities license as a registered investment adviser. Sara is an Army wife, aunt, skier, cyclist, gardener and animal lover.



- *VIA* Folio works with successful businesses to help them grow, by making the capital raising process as automated, quick, and efficient as possible.

- We provide online tools for accredited and/or non-accredited investors to easily review and immediately subscribe to your offering through a Folio brokerage account.

- We make your offering available to our brokerage customers, certain RIAs on our advisor platform, and other broker-dealers and investment portals.

- We enable individuals to invest in your offering with their taxable and IRA accounts; institutions may also invest.

- We process the online closing of your offering and the issuance of securities to investors. Then, we support your needs for corporate actions, distributions, and investor communication.

